April 14, 2005


Via facsimile and U.S. Mail

Mr. Murray Conradie
President and Chief Executive Officer
Nutek Oil, Inc.
6330 McLeod Drive, Suite 1
Las Vegas, Nevada  89120

	Re:	Nutek Oil, Inc.
		Preliminary Proxy Materials on Schedule 14C filed March
31,
2005
		File No. 0-50732

Dear Mr. Conradie:

	We have reviewed your preliminary proxy materials and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Expand your disclosure to explain how you obtained the 53.64% of the consents to effectuate the corporate actions disclosed in your preliminary Information Statement. We may have further comment.

2. For each corporate action discussed in your preliminary Information Statement, provide the detailed disclosure required by
Item 20 of Schedule 14A. Also, revise your list of proxy items for which you received consent to include the ratification of "all actions of the Company, its Officers and Directors since the last shareholders` meeting."

Approve the performance based Stock Option Plan

3. Provide the information required by Item 10 of Regulation 14A. For example, you should briefly describe all material features of the plan, identify the class of persons to be eligible for the plan, indicate the approximate number of persons in each class, and state the basis of such participation. We may have further comment.

Closing Comments

      File revised proxy materials as necessary and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Please contact Melinda Kramer at (202) 942-1938 or, in her absence,
Tangela Richter, Branch Chief, at (202) 942-1837, with any other questions. Address all correspondence to mail-stop 04-05.

								Sincerely,



								H. Roger Schwall
								Assistant Director

CC:	Melinda Kramer

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Nutek Oil
April 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE